January 13, 2009

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Delaying Amendment for Lincoln Variable Insurance Products Trust ("Trust")
    Registration Statement on Form N-14 (File Nos 811-08090; 333-156129)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of Lincoln Variable Insurance Products Trust (the "Registrant") we hereby file a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-156129), filed with the Securities and Exchange Commission on December 15, 2008 relating to the reorganization of LVIP Delaware Managed Fund, a series of the Trust, into the LVIP Delaware Foundation(R) Conservative Allocation
Fund, a to-be effective series of the Trust.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call the undersigned at 260-455-6918.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn
Senior Counsel,
Lincoln Variable Insurance Products Trust